Filed by Invitrogen Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Applied Biosystems Inc.
Commission File No.: 001-04389

FOR IMMEDIATE RELEASE

Invitrogen Shareholders Approve Merger with Applied Biosystems

Company Provides Update on Merger

CARLSBAD, Calif. – October 28, 2008 – Invitrogen Corporation (NASDAQ: IVGN) today announced that its shareholders have voted to approve the company’s proposed merger with Applied Biosystems Inc. (NYSE: ABI) at a special meeting of shareholders held today.

“We are pleased with the outcome of today’s vote and with the fact that our shareholders so overwhelming supported this transaction,” said Gregory T. Lucier, Chairman and Chief Executive Officer of Invitrogen. “The combination with Applied Biosystems presents enormous opportunity for our shareholders, employees, and customers. We look forward to completing the transaction, so we can begin to deliver on the promise of our new company.”

The preliminary tabulation indicates that more than 98 percent of the shares voted were cast in favor of the transaction. The number of shares voted in favor of the transaction represented approximately 80 percent of the total shares outstanding and entitled to vote at the meeting.

Merger Update

The company also provided an update on its merger with Applied Biosystems. As stated on the company’s earnings call October 21, the integration remains on track, with detailed integration plans in place by function. In addition, Invitrogen remains committed to $80 million cost synergies for year one, $20 million higher than previously communicated.

With regard to financing, the company reiterated that current issues in the capital markets are not anticipated to have any impact on the financing for the transactions. As previously announced, the financing syndication for the credit facilities has been completed. There are approximately 30 lenders in Term Loan A, which is $1.4 billion and has an interest rate of LIBOR plus 250 basis points and a term of five years. More than 250 lenders have committed to Term Loan B, which is in the amount of $1 billion and has an interest rate of LIBOR plus 300 basis points with a term of seven years.

“As we approach the closing date for this transaction, we continue to evaluate all areas within finance at the two companies and choose the best practices from each,” said David Hoffmeister, Invitrogen’s Chief Financial Officer. “One such practice we have chosen to continue is Applied Biosystems’ foreign currency hedging program. As a combined company, we will maintain AB’s hedging program through 2009, and potentially expand the practice to also include Invitrogen’s foreign currency exposure.”

The company reiterated its expectation for 2009 non-GAAP earnings per share of at least $2.65 at today’s currency exchange and LIBOR rates.

Hart-Scott-Rodino clearance was obtained from the US Federal Trade Commission on July 29th and, as announced today, shareholder approval has now been received. Accordingly, the only regulatory clearance necessary in order for the transaction to be consummated is from the European Commission (ECMR). Formal notification was filed with the ECMR on October 7th and the parties continue to work to obtain ECMR clearance. The transaction is expected to close shortly after final approval from the European Commission.

“We remain fully confident that when this transaction closes, our combined company will enable revolutionary innovation in the life sciences arena for the benefit of customers,” Lucier said. “It’s unfortunate that our stock price has been affected by the current economic turmoil and tumultuous financial markets. However, it presents an unprecedented buying opportunity, one that I and many of my colleagues fully intend to take advantage of when our internal trading window opens.”

About Invitrogen

Invitrogen Corporation (NASDAQ:IVGN) provides products and services that support academic and government research institutions and pharmaceutical and biotech companies worldwide in their efforts to improve the human condition. The company provides essential life science technologies for disease research, drug discovery, and commercial bioproduction. Invitrogen’s own research and development efforts are focused on breakthrough innovation in all major areas of biological discovery including functional genomics, proteomics, stem cells, cell therapy and cell biology – placing Invitrogen’s products in nearly every major laboratory in the world. Founded in 1987, Invitrogen is headquartered in Carlsbad, CA, and conducts business in more than 70 countries around the world. The company employs approximately 4,700 scientists and other professionals and had revenues of approximately $1.3 billion in 2007. For more information, visit www.invitrogen.com.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, Invitrogen and Applied Biosystems have filed a joint proxy statement/prospectus as part of a registration statement on Form S-4 regarding the proposed transaction with the Securities and Exchange Commission, or SEC. The final joint proxy statement/prospectus has been mailed to shareholders of both companies. Investors and security holders are urged to read it in its entirety because it contains important information about Invitrogen and Applied Biosystems and the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus and other documents at the SEC’s website at www.sec.gov. The definitive joint proxy statement/prospectus and other relevant documents may also be obtained free of charge from Invitrogen by directing such requests to: Invitrogen Corporation, Attention: Investor Relations, 5791 Van Allen Way, Carlsbad, CA 92008.

PARTICIPANTS IN THE SOLICITATION

Invitrogen and Applied Biosystems and their respective directors, executive officers and certain other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information concerning all of the participants in the solicitation is included in the joint proxy statement/prospectus relating to the proposed merger. This document is available free of charge at the Securities and Exchange Commission’s Web site at www.sec.gov and from: Invitrogen Investor Relations, telephone: (760) 603-7200 or on Invitrogen’s website at www.invitrogen.com.

Safe Harbor Statement

Certain statements contained in this press release are considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, and it is Invitrogen’s intent that such statements be protected by the safe harbor created thereby. Potential risks and uncertainties include, but are not limited to: a) the result of the review of the proposed merger by various regulatory agencies, and any conditions imposed on the new company in connection with consummation of the merger; b) satisfaction of various conditions to the closing of the merger contemplated by the merger agreement; c) volatility of the financial markets and the availability of credit on acceptable terms; d) future financial results; and e) the possibility that executives, including Mr. Lucier, may or may not purchase Invitrogen shares, as well as other risks and uncertainties detailed from time to time in Invitrogen’s Securities and Exchange Commission filings.

Contact:

Invitrogen Corporation

Amanda Clardy

760-603-7200

ir@invitrogen.com